Exhibit 23.3

18 February 2019

To whom it may concern

Re: Consent of Independent Experts

Palaris recently completed a technical audit for Peabody Energy Corporation (the company) of the reserves statements of the company's assets located in the state of Queensland, Australia. The audit results are documented in a report (the report) dated 13 February 2019 and addressed to the company.

Palaris hereby provide consent for use by the company of the information contained in the report, in connection with its Annual Report on Form 10-K for the year ended 31 December 2018 (the Form 10-K), and any amendments thereto, and to the incorporation by reference in the Company's Registration Statements on Form S-3 (No. 333-217242) and Form S-8 (No. 333-217107). The results of the report are reflected in the company's form 10-K. We also consent to the reference of Palaris Australia Pty Ltd in those filings and any amendments thereto.

Yours faithfully

/s/ John Pala
John Pala
Managing Director